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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 1 2009
DIVISION OF MARKET REGULATION

UN
SECURITIES AND
Washington, D.C.

09042335

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peyton Chandler & Sullivan Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mendoza Berger Co, LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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PEYTON, CHANDLER & SULLIVAN, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL
FOR THE YEAR ENDED
DECEMBER 31, 2008

TABLE OF CONTENTS

Independent Auditors' Report 1

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to the Financial Statements 6

Supplementary Information:

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 17

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 18

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 19

Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts 20

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 21

MENDOZA
BERGER
COMPANY, L.L.P.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Peyton, Chandler & Sullivan, Inc.
Roseville, California

We have audited the accompanying statement of financial condition of Peyton, Chandler & Sullivan, Inc., a California corporation (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peyton, Chandler & Sullivan, Inc. at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
June 5, 2009

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current assets		
Cash	$	7,551
Accounts receivable		11,010
Securities owned:		
Marketable securities		37,675
Prepaid expenses		395
Deferred tax assets		70,000
Total current assets		126,631
Property and equipment, net		15,713
Deposit		-
Total assets	$	142,344

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable and accrued liabilities	$	41,602
Deferred tax liabilities		24,000
Total current liabilities		65,602
Stockholders' equity		
Preferred stock, no par value, 10,000,000 shares authorized		
Series A, 88,144 shares issued and outstanding		308,500
Series B, 80,000 shares issued and outstanding		118,960
Common stock, no par value; 40,000,000 shares authorized, 18,280,085 shares issued and outstanding		367,800
Additional paid-in capital		33,540
Accumulated deficit		(752,058)
Total stockholders' equity		76,742
Total liabilities and stockholders' equity	$	142,344

See accompanying notes.

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2008

Revenues:		
Commissions	$	233
Consulting income		135,000
Realized gain on sale of securities		1,137
Other income		7,356
Total revenues		143,726
Operating expenses:		
Compensation and benefits		162,075
Office expenses		83,548
Legal and professional fees		15,959
Rent		15,120
Depreciation		13,280
Unrealized loss on securities		6,850
Other		6,341
Fees and charges		6,324
Travel		5,208
Tax and licenses		1,842
Client costs		1,644
Insurance		1,439
Total operating expenses		319,630
Loss from operations		(175,904)
Loss before provision (benefit) for income taxes		(175,904)
Provision (benefit) for income taxes		(97,900)
Net loss	$	(78,004)

See accompanying notes.

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Preferred Stock				Common Stock				
	Series A		Series B						
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2007	88,144	$ 308,500	80,000	$ 118,960	18,280,085	$ 367,800	$ 20,840	$ (674,054)	$ 142,046
Capital contribution	-	-	-	-	-	-	12,700	-	12,700
Net loss	-	-	-	-	-	-	-	(78,004)	(78,004)
Balance at December 31, 2008	88,144	$ 308,500	80,000	$ 118,960	18,280,085	$ 367,800	$ 33,540	$ (752,058)	$ 76,742

See accompanying notes.

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net loss	$	(78,004)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		13,280
Securities earned as consulting income		(88,027)
Realized gain on sale of securities		(1,137)
Unrealized loss on securities		6,850
Changes in operating assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable		60,668
Prepaids		2,055
Deferred tax assets		(70,000)
Deposits		50,000
Increase (decrease) in liabilities:		
Accounts payable and accrued liabilities		33,420
Deferred tax liabilities		(27,900)
Net cash provided by operating activities		(98,795)
Cash flows from investing activities:		
Proceeds from the sale of securities		68,997
Purchase of equipment		(3,587)
Net cash provided by investing activities		65,410
Cash flow from financing activities:		
Paid in capital		12,700
Net cash provided by financing activities		12,700
Net decrease in cash		(20,685)
Cash, beginning of year		28,236
Cash, end of year	$	7,551

See accompanying notes.

1. NATURE OF ORGANIZATION AND BUSINESS OPERATIONS

Peyton, Chandler & Sullivan, Inc. (the Company), is a registered broker/dealer effective as of November 5, 2001 with the National Association of Securities Dealers (NASD), and all securities transactions for the accounts of its customers are cleared by another broker/dealer on a fully disclosed basis. The Company is licensed to engage in the following types of business: broker or dealer retailing corporate equities, broker or dealer retailing corporate debt securities, underwriting or selling group participant, mutual fund retailer, U.S. government securities dealer, broker or dealer selling variable life insurance or annuities and private placement of securities. In 2007, the NASD was replaced by the Financial Industry Regulatory Authority (FINRA) as the Company's regulatory agency.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis.

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived and intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment losses were recorded in 2008.

Property and Equipment

Depreciation is computed using the straight-line method over the estimated useful lives; property and equipment are depreciated over five and seven years. Depreciation expense for the year ended December 31, 2008 was $13,280.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Income Taxes

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the date of enactment.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* (SFAS 141(R)), which replaces SFAS 141, *Business Combinations*, requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This Statement also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values. SFAS 141(R) makes various other amendments to authoritative literature intended to provide additional guidance or to confirm the guidance in that literature to that provided in this Statement. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This statement will be effective for the Company on January 1, 2009. The Company expects SFAS 141(R) will have an impact on our accounting for future business combinations once adopted, but the effect is dependent upon the acquisitions that are made in the future.

In March 2008, the FASB issued SFAS No. 161 (SFAS 161), *Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133 (SFAS 133).* This statement is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity's financial position,

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

financial performance and cash flows. The provisions of SFAS 161 are effective for fiscal years beginning after November 15, 2008. This statement is effective for the Company on January 1, 2009. Early adoption of this provision is prohibited. The Company does not expect this statement to have a material impact on its financial statements.

In May, 2008, FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This statement was effective for the Company on November 15, 2008 and did not have a material impact on its financial statements.

In October 2008, the FASB issued FSP No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. As it relates to the Company's financial assets and liabilities recognized or disclosed at fair value in its financial statements on a recurring basis (at least annually), the adoption of FSP 157-3 did not have a material impact on the Company's financial statements.

3. GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company sustained a net loss of $78,004 for the year ended December 31, 2008 and has an accumulated deficit of $752,058.

These items raise substantial doubt about the Company's ability to continue as a going concern. If the Company's financial resources are insufficient, the Company will require additional financing in order to execute its operating plan and continue as a going concern. The Company cannot predict whether this additional financing will be in the form of equity, debt or another form and there is no assurance the Company will be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. If financing sources fail to materialize, management would seek alternate funding sources such as the sale of common and/or preferred stock, the issuance of debt or other means.

3. **GOING CONCERN** (Continued)

The Company plans to attempt to address its working capital deficiency by increasing its sales, maintaining strict expense controls and/or seeking strategic alliances.

If Company is unable to secure additional financing, the Company could be forced to reduce or curtail its business operations.

4. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

Fair Value Measurements

On January 1, 2008, the Company adopted SFAS No. 157 (SFAS 157), *Fair Value Measurements*. SFAS 157 relates to financial assets and financial liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, *Effective Date of FASB Statement No. 157,* which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year-end entities.

SFAS 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (GAAP), and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements and are to be applied prospectively with limited exceptions.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard is now the single source in GAAP for the definition of fair value, except for the fair value of leased property as defined in SFAS 13. SFAS 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions, about market participant assumptions, that are developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

4. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Fair Value Measurements (Continued)

The three levels of the fair value hierarchy under SFAS 157 are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3 - Inputs that are both significant to the fair value measurement and unobservable. These inputs rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level	Fair Value	Carrying Amount
Assets			
Cash and cash equivalents	1	$ 7,551	$ 7,551
Accounts receivable	2	11,010	11,010
Marketable securities	1	37,675	37,675
Prepaid expenses	3	395	395
Liabilities			
Accounts payable	3	3,911	3,911
Accrued expenses	3	37,691	37,691

4. **FAIR VALUE OF FINANCIAL INSTRUMENTS** (Continued)

Fair Value Measurements (Continued)

On January 1, 2008, the Company adopted SFAS No. 159 (SFAS 159), *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS 159 provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The adoption of SFAS 159 did not have a material impact on the Company's financial statements as the Company did not elect the fair value option for any of its financial assets or liabilities.

5. **SECURITIES OWNED**

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in revenues.

	For the Year Ended December 31, 2008		
	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Trading securities:			
Marketable equity securities	$	$ 6,850	$ 37,675

Realized gains and losses are determined on the basis of actual results on investments. During 2008, sales proceeds and gross realized gain on marketable securities were:

Sale proceeds	$ 68,997
Gross realized gain	$ 1,137

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2008:

Office furniture and equipment	$ 140,045
Automobile	52,559
	192,604
Less: accumulated depreciation	(176,891)
	$ 15,713

Depreciation expense for the year ended December 31, 2008 was $13,280.

7. PREFERRED STOCK

Convertible Series A Preferred Stock

The features of the Convertible Series A Preferred Stock include a) a liquidation preference equal to the original purchase price, b) a right to convert the shares to Common Stock at a conversion rate of the original purchase price divided by the conversion price, c) automatic conversion into common stock upon the earlier of, a public offering of common stock of not less than $10,000,000, the merger or consolidation of the Company with any other corporation for aggregate consideration of more than $10.00 per share of common stock, or an election by the holders of at least two-thirds of the then outstanding shares of Convertible Series A Preferred d) antidilutive provisions, e) voting rights equal to the number of shares of Common Stock issuable if the shares were converted, f) dividends payable at 8% per share when and if declared by the Company's Board of Directors, g) registration rights, and h) redemption rights at the option of the stockholders and the Company.

7. **PREFERRED STOCK** (Continued)

Convertible Series B Preferred Stock

The features of the Convertible Series B Preferred Stock include a) a liquidation preference equal to the original purchase price, b) a right to convert the shares to Common Stock at a conversion rate of the original purchase price divided by the conversion price, c) automatic conversion into common stock upon the earlier of, a public offering of common stock of not less than $10,000,000, the merger or consolidation of the Company with any other corporation for aggregate consideration of more than $10.00 per share of common stock, or an election by the holders of at least two-thirds of the then outstanding shares of Convertible Series B Preferred d) antidilutive provisions, e) voting rights equal to the number of shares of Common Stock issuable if the shares were converted, f) dividends payable at a variable rate of 10% of the profits of the market making desk with the institutional desk and a minimum of 8% per share when and if declared by the Company's Board of Directors, g) registration rights, and h) redemption rights at the option of the Company.

8. **PROVISION (BENEFIT) INCOME TAXES**

The components of the provision (benefit) for income taxes are as follows for the year ended December 31, 2008:

Current tax expense (benefit):	
Federal	$ (65,000)
State	(17,000)
	(82,000)
Deferred liability:	
Federal	(19,000)
State	(5,000)
	(24,000)
	(106,000)
Valuation allowance	8,100
Total provision (benefit) for income taxes	$ (97,900)

8. **INCOME TAXES** (Continued)

The reconciliation of the effective income tax rate to the Federal statutory rate for the year ended December 31, 2008 is as follows:

Federal income tax rate	34.00%
State income tax rate, net of Federal benefit	5.83
Effective income tax rate	39.83%

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2008 are as follows:

Deferred income tax asset:	
Benefit from NOL	82,000
Less: valuation allowance	(12,000)
Deferred income tax asset, net	$ 70,000
Deferred income tax liability:	
Depreciation unrealized gain, bad debts and others	$ 24,000

9. **COMMITMENTS AND CONTINGENT LIABILITIES**

FINRA has been reviewing certain compliance issues relating to the Company's business. There could be a monetary settlement paid by the Company to FINRA; however, the review is still ongoing and the amount of the settlement cannot be determined as of the audit date. Management does not believe that this settlement will have any material adverse effect on the Company.

The Company is subject to other legal proceedings and claims which have arisen in the ordinary course of its business and have not reached final adjudication. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company's management, based upon the information available at this time and after consultation with outside legal counsel, that the currently expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on its business, financial condition, results of operations or cash flows.

9. **COMMITMENTS AND CONTINGENT LIABILITIES** (Continued)

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases

The Company is on a month to month lease and pays $1,260 per month. Rent expense for the year ended December 31, 2008 was $15,120.

10. **CONCENTRATION OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

11. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital deficiency of ($30,273) which was $130,273 below its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was (2.17) to 1. As of January 1, 2008, the Company has not compliant with SEC rule 15c-31.

12. **RESERVE REQUIREMENTS FOR BROKERS OR DEALERS**

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

13. **RETIREMENT PLAN**

The Company sponsors a profit sharing plan. The Company did not accrue a contribution to the plan for 2008 as they do not intend to contribute to the plan.

SUPPLEMENTARY INFORMATION

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Net capital:		
Total stockholders' equity from statement of financial condition		$ 76,742
Deductions:		
Non-allowable assets:		
Non-allowance cash	$ 10	
Funds held in reserve	5	
Accounts receivable	11,005	
Allowance for doubtful accounts	-	
Prepaid expenses	395	
Deferred tax asset	70,000	
Property and equipment	15,713	(97,128)
Tentative net capital		(20,386)
Haircuts		(9,887)
Net capital		$ (30,273)
Total aggregate indebtedness		$ 65,602
Ratio of aggregate indebtedness to net capital		(2.17) to 1
Minimum net capital required		$ 100,000
Deficient net capital		$ 130,273
Reconciliation with Company's computation (included in Part II-A of Form X-17A-5 as of December 31, 2008):		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report		$ (58,922)
Audit adjustments		26,649
Net capital per above		$ (30,273)

See Independent Auditors' Report.

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2008

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2008

Not Applicable

See Independent Auditors' Report.

MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Peyton, Chandler & Sullivan, Inc.
Roseville, California

In planning and performing our audit of the financial statements and supplemental schedules of Peyton, Chandler & Sullivan, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Main Office
9838 Research Drive • Irvine, CA 92618
949.387.9850 • Fax 949.387.9652

500 Citadel Drive, Suite 210 • Los Angeles, CA 90040
323.890.8180 • Fax 323.890.1077

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant defifiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
June 5, 2009